UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores – CNV (Argentine Securities Commission) dated April 23, 2013 regarding director resignation

NORTEL INVERSORA S.A.

FREE TRANSLATION

Buenos Aires, April 23, 2013

Attn:

Comisión Nacional de Valores – CNV

(Argentine Securities Commission)

Dear Sirs,

Ref.: Resignation of Director

Cap. XXI, Art. 3 inc. 3) of CNV Regulations (NT 2001)

I am writing as attorney in fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that at the Company’s Board of Directors meeting originally convened on April 22, 2013 and whose deliberations continued through today, Mr. Enrique Llerena resigned to the position of Director of Nortel, effective from April 23, 2013.

Considering that such resignation shall not affect the normal operations of the Board or of the Audit Committee of the Company (of which Dr. Llerena was a member), as neither body is scheduled to hold meetings until after the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 26, 2013, the Board has unanimously accepted the resignation of Dr. Llerena from his position as Director of Nortel.

Sincerely,

María Blanco Salgado

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 23, 2013	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager